Exhibit 99.2

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software Increases Full Year 2009 Guidance for

GAAP Net Income by more than 25 Percent from its

Previously Issued Guidance in August 2009

Latest Guidance Also Represents a 15 Percent Increase from November 2009 Revision to Guidance for GAAP Net Income

SHANGHAI, ATLANTA, January 11, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced that, based on preliminary financial projections and estimates, the company is revising upward its 2009 GAAP net income guidance to be in the range of (U.S.)$20.5 million to (U.S.)$21.5 million, a more than a 25 percent increase from its previously issued original guidance in August 2009 after the company’s initial public offering in that month.

CDC Software’s latest guidance estimates also represent a 15 percent increase from its previously issued and revised guidance provided in November 2009 of (U.S.)$17.2 million to (U.S.)$19.3 million. CDC Software also increased its adjusted EBITDA (a) estimate for the second time and is now expecting to report (U.S.)$53.2 million to (U.S.)$54.5 million in adjusted EBITDA in 2009, a 10 percent increase from its guidance in August.

The company also expects that non-GAAP earnings per share (a) for the full year 2009 is expected to be in the range of (U.S.)$1.25 to (U.S.)$1.27 per share, which exceeds First Call consensus estimates.

This latest guidance revision follows CDC Software’s recent announcement of a projected 37 percent growth in fourth quarter 2009 license revenues, including a 30 percent improvement in organic license revenues.

“We are pleased to revise upward our previous guidance estimates for profitability for the second time since our IPO last August,” said Peter Yip, CEO of CDC Software. “Notably, since CDC Software went public, this is the third consecutive quarter we have exceeded our internal quarterly expectations, which we believe were the most appropriate measure for us at the time since analyst coverage of CDC Software did not start until the third quarter of 2009. We are also pleased that our projections indicate we expect to exceed Wall Street consensus estimates for non-GAAP earnings per share for 2009. This is the first time we provided guidance on non-GAAP earnings per share and we plan to continue to use this as our profitability measure going forward since it is a metric widely used to gauge profitability and value.”

Yip continued, “The solid expected increases in our profit metrics reflect fourth quarter projections of healthy organic growth, increased cross-selling opportunities, faster sales cycles, growth in virtually all of our targeted vertical markets, and continued economies of scale achieved in the most recently completed quarter. Additionally, we are pleased with the performance of our recently acquired companies (Activplant, Truition and gomembers) which have exceeded our internal expectations. We closed in excess of $1.0 million in software as a service (SaaS) bookings in the last month of the fourth quarter in 2009. Annualizing this $1.0 million run rate would expand our recurring revenues, which we define as SaaS revenues plus maintenance revenues, by approximately 12 percent. We are also pleased to see growth in our sales pipeline for the first quarter of 2010. With our healthy sales momentum, organic growth, efficient cost management and the synergistic acquisitions executed in recent months, along with the inroads we made with license sales in emerging growth economies such as India and China, I feel cautiously optimistic on our long-term prospects. I also believe that CDC Software will continue to strive to improve its business fundamentals and operational metrics in the future.”

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA and non-GAAP earnings per share, which are not prepared in accordance with GAAP (“Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC xAlerts (real-time supply chain event management), CDC Power (discrete ERP), CDC eCommerce, CDC NFP/NGO, CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations relating to license revenue growth and organic license sales growth in the fourth quarter of 2009, our expectations regarding GAAP net income, adjusted EBITDA and Non-GAAP earnings per share, our beliefs regarding or internal metrics and indices, as well as the propriety thereof, our expectations and estimates regarding Non-GAAP earnings per share and our use thereof going forward, our beliefs regarding our Q1 2010 pipeline and the reasons for our performance in Q4 2009, our expectations regarding increases in new logo license sales, sales to our installed base customers and our sales pipeline, our beliefs regarding license sales from newly-acquired companies including the continuation thereof, our beliefs regarding reasons for increases in revenues, our expectations regarding the geographic distribution of our revenues, our beliefs regarding our future performance and improvements in financial and business metrics, our beliefs regarding a possible rebound in the enterprise software market, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; and (p) the risk that the preliminary financial results provided herein could differ from our actual results. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.